

May 31, 2013

Via E-Mail
Frederick H. Waddell
Chairman, President and Chief Executive Officer
Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60603

  Re: Northern Trust Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2012
      Filed February 26, 2013
      Form 10-Q for the Quarterly Period Ended March 31, 2013
      Filed April 30, 2013
      File No. 000-05965

Dear Mr. Waddell:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1. We note the disclosure on page 12 about Iran; we note also that you have not provided disclosure about Syria and Sudan. Please tell us about your contacts with Syria and Sudan since your letters to us dated April 5, 2010 and May 13, 2010. As you are aware, Syria and Sudan are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since

your prior letters, whether through subsidiaries, affiliates, or other direct or indirect
arrangements. Your response should describe any services, technology or products you
have provided to Syria and Sudan, and any agreements, commercial arrangements, or other
contacts with the governments of those countries or entities controlled by those
governments.

2. Please discuss the materiality of your contacts with Syria and Sudan described in response
to the foregoing comment, and whether those contacts constitute a material investment risk
for your security holders. You should address materiality in quantitative terms, including
the approximate dollar amounts of any associated revenues, assets, and liabilities for the
last three fiscal years and the subsequent interim period. Also, address materiality in terms
of qualitative factors that a reasonable investor would deem important in making an
investment decision, including the potential impact of corporate activities upon a
company's reputation and share value. As you know, various state and municipal
governments, universities, and other investors have proposed or adopted divestment or
similar initiatives regarding investment in companies that do business with U.S.-
designated state sponsors of terrorism. Your materiality analysis should address the
potential impact of the investor sentiment evidenced by such actions directed toward
companies that have operations associated with Syria and Sudan.

Exhibit 13

Consolidated Financial Statements, page 64

Notes to Consolidated Financial Statements, page 68

Note 3 – Fair Value Measurements, page 74

3. We note that the fair value of your Level 2 available for sale securities is determined by
external pricing vendors, or in limited cases internally based on similar securities. We
also note that you review the valuation methodology used by external pricing vendors for
suitability and perform additional reviews of their valuation techniques and assumptions
used for selected securities. Please address the following in your future filings.
   - Quantify the number and amount of securities that are valued using pricing
     vendors as compared to securities valued internally.
   - Discuss the characteristics that are examined to conclude that certain securities
     need to be valued internally when vendor prices are available.
   - Discuss the additional procedures performed to validate the fair values determined
     by the external pricing vendors and how you determine which securities need
     such validation.
   - Explain when and how additional procedures are performed to adjust vendor
     prices. If the adjustments are material, clarify if those securities remain as Level 2
     securities or if such securities are transferred out to Level 3 securities.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

First Quarter Consolidated Results of Operations, page 3

General

4. Please revise your future filings to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant period-to-period or year-to-year variations in the sources and uses of cash and material changes in particular items underlying the major captions reported. Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

Overview, page 3

5. We note that you recognized a $12.4 million write-off of certain fee receivables resulting from the correction of an accrual methodology followed in prior years. Please address the following.
    *   Explain to us the nature of the correction and how and by whom this correction was identified.
    *   Confirm that this correction was limited to your fee receivables only and clarify where those receivables are classified in your balance sheet.
    *   Tell us how the identification and correction impacts your conclusion on the effectiveness of your disclosure controls and procedures (DCP) and internal control over financial reporting (ICFR) as of December 31, 2012.
    *   Tell us the nature of the controls that have been put in place to remediate and prevent similar corrections from re-occurring. Tell us when those controls were implemented and tested. Reconcile the implementation of those controls with your conclusion on page 74 that no changes in your ICFR occurred during the quarter ended March 31, 2013 that materially affected, or is reasonably likely to material affect, your ICFR.
    *   Provide us with your SAB 99 materiality analysis that supports your conclusion that previously reported interim or annual periods did not warrant restatement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter, Staff Accountant at (202) 551-3472 or me at (202) 551-3872 with any other questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief